Correspondence

October 16, 2018
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction

RE:	AMMO, Inc. Registration Statement on Form S-1 Filed July 6, 2018 File No. 333-226087

Dear Sir or Madam,

Please accept this in response to your letter dated August 3, 2018, referencing the File Number as listed above.  As required by your letter, we have made the necessary changes to our registration statement as filed on Form S-1 and have included below a summary of our action items, and revisions to noted disclosures.  These have been highlighted in red text below the original request for information or clarification.

Form S-1 Filed July 6, 2018
General

1.	Please revise to include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

RESPONSE: The dealer prospectus deliver obligation requirement has been addressed within the amended S-1.

2.
We note your disclosure that selling stockholders may offer and sell shares of common stock in a number of different ways and at varying prices. Please revise your disclosure to provide a fixed price at which the selling stockholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

RESPONSE: The company’s common stock is quoted on the OTC Pink Open Market. The disclosure has been revised in response to the comment made.

Prospectus Summary, page 3

3.	Please clarify the measure by which you concluded that you are a leading designer, producer and marketer of ammunition products.

RESPONSE: We believed, given the new technologies introduced to the market, that this was appropriate.  However, we have removed this reference within the amended S-1, and will modify all future filings to state:

“AMMO, Inc. is a designer, manufacturer and seller of performance-driven, high-quality ammunition products for sale …”

4.	Please reconcile your disclosures related to outstanding warrants on page 4 with disclosures on page 24 and in the notes to your financial statements.

RESPONSE: We have eliminated the disclosure on page 4 to resolve the difference between the two disclosures.

Special Note Regarding Forward-Looking Statements, page 5

5.
On page 27 you disclose that you are a penny-stock issuer. As such, the safe harbor of the Private Securities Litigation Reform Act does not apply to this offering. Please remove references to the PSLRA and related sections of the Securities Act of 1933 and Securities Exchange Act of 1934.

RESPONSE:  We have amended our safe harbor statement as noted above.  The new statement now reads:

“This document contains certain “forward-looking statements”.  All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies, goals and objectives of management for future operations; any statements concerning proposed new products and services or developments thereof; any statements regarding future economic conditions or performance; any statements or belief; and any statements of assumptions underlying any of the foregoing.

Forward looking statements may include the words “may,” “could,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” or other similar words, or the negative thereof.  These forward-looking statements present our estimates and assumptions only as of the date of this report.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the dates on which they are made.  We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the dates they are made.  You should, however, consult further disclosures and risk factors we include in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Reports filed on Form 8-K.

In our Form 10-K, Form 10-Q and Form 8-K filings with the Securities and Exchange Commission, references to “AMMO, Inc.”, “AMMO”, “the Company”, “we,” “us,” “our” and similar terms refer to AMMO, Inc. and its wholly owned operating subsidiaries SNI, LLC and Ammo Technologies, Inc.”

Forward looking statements may include the words “may,” “could,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” or other similar words, or the negative thereof.  These forward-looking statements present our estimates and assumptions only as of the date of this report.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the dates on which they are made.  We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the dates they are made.  You should, however, consult further disclosures and risk factors we include in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Reports filed on Form 8-K.

In our Form 10-K, Form 10-Q and Form 8-K filings with the Securities and Exchange Commission, references to “AMMO, Inc.”, “AMMO”, “the Company”, “we,” “us,” “our” and similar terms refer to AMMO, Inc. and its wholly owned operating subsidiaries SNI, LLC and Ammo Technologies, Inc.”

Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities, page 27

6.
We note your disclosure on page 32 that you issued $665,433 of non-cash stock awards to individuals for compensation. Please revise to include all unregistered sales of securities within the past three years, including any shares issued as compensation in lieu of salary or for services rendered. Please see Item 701 of Regulation S-K.

RESPONSE: This has been incorporated into the amended S-1 on page 28.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

7.
Please tell us the basis for your conclusion in the second paragraph on page 29 that "growth of our sales through our target markets would result in our gross margins improving to our target range of between 25% and 35%."Your response should specifically address the requirements of Item 10(b)(1) of Regulation S-K.

RESPONSE: We eliminated the gross margin projection and added additional disclosure to include the following language:
“We believe as we continue to grow sales through new markets and expanded distribution that our gross margins will also increase, as evidenced by the improvement over this time last year.  Our goal in the next 12 to 24 months is to continue to improve our gross margin.  This will be accomplished through the following:

•	Increased product sales, specifically of proprietary lines of ammunition, like the STREAK VISUAL AMMUNITION™, OPS and Stelth that carry higher margins as a percentage of their selling price;
•	Introduction of new lines of ammunition that historically carry higher margins in the consumer and government sectors;
•	Reduced component costs through expansion of strategic relationships with component providers;
•
Expanded use of automation equipment that reduces the total labor required to assemble finished products (automated assembly and inspection equipment was procured and installed during the quarter ended 6/30/2018) and;

•	Better leverage of our fixed costs through expanded production to support the sales objectives.”

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 30

8.
Please expand your net sales disclosures to discuss the increase in standard ammunition sales during the three months ended March 31, 2018 along with the key drivers of the increase compared to prior periods. It is unclear if the standard ammunition sales in the first quarter of 2018 are a continuing part of your business or if they are an element of your sales that are being discontinued. We note extensive disclosures regarding your Streak, OPS and Stelth lines of business but minimal disclosure regarding standard ammunition. Please expand your disclosures to provide investors with insight into your standard ammunition product line.

RESPONSE: We have modified our disclosure to categorize our total product sales by: “Proprietary Brands” and “Standard Ammunition” and added the following language to introduce the paragraph, as well as amended our discussion of sales to include our objectives for the “Standard Ammunition” line.

For the three months ended March 31, 2018:

“The following table shows our net sales by proprietary ammunition versus standard ammunition for the three months ended March 31, 2018, the three months March 31, 2017 and the twelve months December 31, 2017.  “Proprietary Ammunition” include those lines of ammunition manufactured by our facilities and sold under the brand names: STREAK VISUAL AMMUNITION™, One Precise Shot (OPS), Night Ops, Jeff Rann, and Stelth.  We define “Standard Ammunition” as non-proprietary ammunition that directly competes with other brand manufacturers.  This ammunition can be manufactured within our facility, as well as be acquired in the open market for sale to others. This category also includes the sale of bulk ammunition manufactured by us using reprocessed brass casings, as well as low cost target pistol and rifle ammunition.  Ammunition within this product line typically carries much lower gross margins.”

For the three months ended June 30, 2018:

“The following table shows our net sales by proprietary ammunition versus standard ammunition for the periods ended June 30, 2018 and June 30, 2017. “Proprietary Ammunition” include those lines of ammunition manufactured by our facilities that are sold under the brand names:  STREAK VISUAL AMMUNITION™, One Precise Shot (OPS), Night Ops, Jeff Rann, and Stelth. We define “Standard Ammunition” as non-proprietary ammunition that directly competes with other brand manufacturers. The majority of our “Standard Ammunition” is manufactured within our facility, but may also include completed ammunition that has been acquired in the open market for sale to others. Also included in this category is low cost target pistol and rifle ammunition, as well as bulk packaged ammunition manufactured by us using reprocessed brass casings. Ammunition within this product line typically carries much lower gross margins.”

We have also added discussion under this section in MD&A for the changes realized in the two categories of ammunition provided.

9.
We note your tabular presentation of Net Sales includes approximately $1.3 million of sales associated with "Standard Ammunition" during the three months ended March 31,2018. We further note these sales include "bulk ammunition sales of reprocessed brass casings and other miscellaneous sales". Please clarify this disclosure. It is not clear if you are selling bulk ammunition in finished form or if these sales are comprised of ammunition components, including brass casings, or both.

RESPONSE: Please refer to changes discussed in Item 8 above.

10.
Your disclosure states that net sales for the three months ended March 31, 2018 increased 51.4% and the increase was the direct result of sales of your proprietary lines of ammunition. It appears from your table that the increase in sales is more nuanced and can also be explained by the increase in standard ammunition sales. Please expand your disclosure to more fully address the change in the mix of your sales compared to prior periods and to also discuss each factor that contributed to the increase in sales.

RESPONSE: Please refer to changes discussed in Item 8 above.

Streak Visual Ammunition, page 37

11.
We note your disclosure states that you pay a royalty based on your product sales incorporating Streak visual technology. Please expand your disclosure to address the key terms of the royalty arrangement, including the royalty rate, volumes associated with royalty rates and duration of the agreement. To the extent material, please also disclose and discuss royalty expenses incurred in MD&A.

RESPONSE: We have added the following language to Note 2 “Patents”, as well as to our MD&A section under Cost of Goods Sold.

Note 2:

For the three months ended March 31, 2018

“The primary asset of Hallam, Inc. was an exclusive license to produce projectiles and ammunition using the Hybrid Luminescence Ammunition Technology under patent U.S. 8,402,896 B1 with a publication date of March 26, 2013 owned by University of Louisiana at Lafayette.  The license was formally amended and assigned to Ammo Technologies Inc. pursuant to an Assignment and First Amendment to Exclusive License Agreement. Assumption Agreement dated to be effective as of August 22, 2017, the Merger closing date.  Under the terms of the Exclusive License Agreement, the Company is obligated to pay a royalty to the patent holder of $0.01 for each round of ammunition sold that incorporates this patented technology through October 29, 2028.  Royalty expense for the periods ended March 31, 2018 and December 31, 2017 was $10,783 and $6,000, respectively.”

For the three months ended June 30, 2018:

“The primary asset of Hallam, Inc. was an exclusive license to produce projectiles and ammunition using the Hybrid Luminescence Ammunition Technology under patent U.S. 8,402,896 B1 with a publication date of March 26, 2013 owned by University of Louisiana at Lafayette. The license was formally amended and assigned to Ammo Technologies Inc. pursuant to an Assignment and First Amendment to Exclusive License Agreement. Assumption Agreement dated to be effective as of August 22, 2017. Under the terms of the Exclusive License Agreement, the Company is obligated to pay a royalty to the patent holder, based on a $0.01 per unit basis for each round of ammunition sold that incorporates this patented technology through October 29, 2028. For the three months ended June 30, 2018, the Company accrued and paid $7,147 under this agreement. For the comparable period in 2017, no amounts were accrued and paid to the patent holder as this agreement was not executed.”

Cost of Goods Sold:

For the three months ended March 31, 2018:

“Also included in costs of goods sold for the three month period ended March 31, 2018 and the twelve months ended December 31, 2017 were royalties paid to the patent holder discussed in Note 2 “Patents” of the financial statements. Specifically, we are required to pay $0.01 per round for each round of ammunition we sell that incorporates the licensed technology. To date, our STREAK VISUAL AMMUNITION™ product line is the only line incorporating this feature. In total, we accrued $10,783 for the three months ended March 31, 2018 and $6,000 for the twelve months ended December 31, 2017. There was no royalty payment made for the three months ended in March 31, 2017, as this predates the License Agreement.”

For the three months ended June 30, 2018:

“Also included in costs of goods sold for the periods ended June 30, 2018 and June 30, 2017 were royalties paid to the patent holder discussed in Note 2 “Patents” of the financial statements.  Specifically, we are required to pay $0.01 per round for each round of ammunition we sell that incorporates the licensed technology. To date, our STREAK VISUAL AMMUNITION™ product line is the only line incorporating this feature. In total, we accrued $7,147 for the three months ended June 30, 2018. There was no royalty payment made for the same period in 2017, as this predates the License Agreement.”
Business
Our History, page 42

12.
Based on your Form 8-K filed on March 23, 2017, the transfer of ownership to your existing largest shareholder occurred via a reverse merger transaction.  Please modify disclosure here and in "Note 1 - Organization and Business Activity", to more clearly describe the transaction that occurred, along with the relevant terms of the exchange.  In addition, please identify the accounting and legal acquirer and the financial statement impact of the reverse merger. Refer to ASC 808-40 for guidance.

RESPONSE:  The transaction referred to was a stock exchange accounted for as a reverse merger and recapitalization.We have revised the language in our Note 1 – Organization and Business Activity to read as follows:

“We were formed under the name Retrospettiva, Inc. in November 1990 to manufacture and import textile products, including both finished garments and fabrics. We were inactive until the following series of events in December 2016 and March 2017.

On December 15, 2016, the Company’s majority shareholders sold 475,681 (11,891,976 pre-split) of their outstanding shares to Mr. Fred W. Wagenhals (“Mr. Wagenhals”) resulting in a change in control of the Company. Mr. Wagenhals was appointed as sole officer and the sole member of the Company’s Board of Directors.

The Company also approved (i) doing business in the name AMMO,Inc., (ii) a change to the Company’s OTC trading symbol to POWW, (iii) an agreement and plan of merger to re-domicile and change the Company’s state of incorporation from California to Delaware, and (iv) a 1-for-25 reverse stock split (“Reverse Split”) of the issued and outstanding shares of the common stock of the Company. As a result of the reverse split, the previous issued and outstanding shares of common stock resulted in 580,052 shares post reverse split; no shareholder was reversed below 100 shares and any and all fractional shares resulting from the reverse split were rounded up to the next whole share. All references to the outstanding stock have been retrospectively adjusted to reflect this split. These transactions were effective as of December 30, 2016.

On March 17, 2017, the Company entered into a definitive agreement with AMMO, Inc., a Delaware Corporation (PRIVCO) under which the Company acquired all of the outstanding shares of common stock of (PRIVCO). Under the terms of the Agreement, the Company issued 17,285,800 newly issued shares of common stock of the Company. In connection with this transaction the Company retired 475,681 shares of common stock and issued 500,000 shares of common stock to satisfy an issuance liability. After the acquisition, all Company operations were that of AMMO, Inc. the (PRIVCO). The acquisition was considered to be a capital transaction. The transaction was the equivalent to the issuance by AMMO, Inc. (PRIVCO) of 604,371 shares to the Company’s shareholders (PUBCO) accompanied by a recapitalization. The weighted average number of outstanding shares has been adjusted for this transaction.

AIP entered into a licensing and endorsement agreement with Jesse James, a well-known motorcycle and gun designer in October 2016, and a license and endorsement agreement with Jeff Rann, a well-known wild game hunter, guide, and spokesman for the firearm and ammunition industry, in February 2017; received a Federal Firearms License from the Bureau of Alcohol, Tobacco, and Explosives in February 2017; purchased an ammunition manufacturing facility in Payson, Arizona in March 2017; built a management team; and otherwise prepared itself to participate in the ammunition industry.”

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 69

13.
We note three customers represented 59% of sales during the three-month period ended March 31, 2018. Please disclose the amount or percentage of sales from each significant customer during each period presented as required by ASC 280-10-50-20 and 50-42. In addition, please consider identifying each significant customer under Business on page 39.

RESPONSE: We have expanded our disclosure in the amended S-1 to include each customer that represented more than ten percent (10%) of sales and/or accounts receivable for each period. However, given the competitive nature of our industry, we have not disclosed the name of each significant customer in each period.

Compensated Absences, page 70

14.
We note your disclosure that you have not accrued a liability for compensated absences “as the amount of the liability cannot be reasonably estimated at March 31, 2018 and December 31, 2017 and 2016”.  Although it may be possible that a required liability is not material to your financial statements, it is not clear to us why any such amount cannot be reasonable estimated.  Please revise your disclosure accordingly.

RESPONSE: We have revised our disclosure statement for Compensated Absences, as noted below:

For the three months ended March 31, 2018:

“We have not accrued a liability for compensated absences in accordance with Accounting Standards Codifications 710 – Compensation – General, as the Company had no employees in 2016 and the first two months of 2017 and has hired a limited number of employees in 2017 and the three month period of 2018.  The estimated accrual compensated absences expense was not considered material.”

For the three months ended June 30, 2018:

“We accrue a liability for compensated absences in accordance with Accounting Standards Codifications 710 – Compensation – General.”

Contingencies, page 71

15.	We assume you accrue liabilities related to contingencies when they are “probable” and “reasonably estimable” as required by ASC 450-20-25-2. Please revise your disclosure accordingly.

RESPONSE: The following changes were made to the disclosure:

“If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability is reasonably estimable, the estimated liability would be accrued in our consolidated financial statements.”

Recent Accounting Pronouncements, page 71

16.	Please refer to the guidance in SAB Topic 11:M and provide the disclosures required relative to recently issued but not yet adopted accounting standards.

RESPONSE: Please refer to changes discussed in item 17 below.

17.
Please note the financial statement updating requirements of Rule 8-08 of Regulation S- X.  In this regard, please also note the disclosure requirements of ASC 606-10-50 upon your adoption of ASC 606.We remind you that the guidance in Rule 10-01(a)(5) of Regulation S-X, requires annual and interim disclosures prescribed by new accounting principles in any financial statements in the year of adoption.

RESPONSE: The entire footnotes section titled “Recent Accounting Pronouncement’s has been re-written to include disclosure of revenue recognition changes, changes in lease accounting and stock compensation.

We noted that the new revenue recognition accounting method was adopted for use as of January 1, 2018 and that there were no material changes to our accounting for sales revenues.

Note 3 - Vendor Notes Receivable, page 72

18.	We note your disclosure regarding "vendor notes receivable" and the series of transactions with ATAC. Please revise your disclosures to:

RESPONSE: We have updated our S-1 to elaborate on the relevant details listed below, but are also providing additional commentary to assist in better understanding this series of transactions.

• clarify how you determined the values ascribed to the acquired assets;

We determined the value of the assets being acquired based upon the findings of a third-party independent valuation performed in February 2017.  As a result of the values determined, the Company wrote off $1,279,921, the difference between the value of the notes receivable held, and the actual values determined.

•	explain why you purchased the $900,000 note payable for an amount in excess of face value ($1,035,000), including the amount of imputed interest of $46,340 as disclosed in Note 7;

We purchased the amount owed to Mansfield at the time of purchase.  This was the promissory note of $900,000 plus a one-time fee of $135,000 charged by Mansfield to ATAC at the time of loan issuance which remained unpaid by ATAC. We imputed interest of $46,340 on the note after the purchase because there was no interest rate stated.

•	clarify how you determined the fair value of the note payable when you purchased it from Western Alliance Bank;

The note receivable purchased from Western Alliance Bank was purchased for the negotiated rate of $1,550,000.  This amount was less a discount offered by the Bank for sale of the note.

•
explain the business purpose of the $900,000 promissory note issued in temporal proximity to your purchase of the Western Alliance Bank note, including why additional funds were loaned to ATAC and why you believed collectability was reasonably assured at December 31, 2016.

When we assumed the two notes receivable from Mansfield and Western Alliance Bank, our intent was to provide financing to ATAC enabling them to continue operating their facility, and provide them with the funding to begin manufacturing a custom line of products for sale by AMMO, Inc. during the course of our due diligence in 2017 we concluded that the business model provided by ATAC to AMMO, Inc. would not be sustainable. We therefore started to foreclose on our loans to ATAC.

As noted in our S-1, under Note 3, a sale was held for the disposition of collateral for ATAC.  We were a secured party and submitted a creditor bid.  Our bid for the disposition of collateral was the highest and was accepted.  An independent third party determined the value of the assets being acquired, and we recorded the necessary adjustment to reflect the FMV of the assets acquired and wrote off the notes receivable for ATAC.

Exhibit Index, page II-6

19.
We note on page 37 that you have acquired the exclusive rights to sell and distribution certain patented technology. In addition, we note on page 72 a number of transactions that you have entered into.  Please file as an exhibit to this registration statement all material agreements or provide us with your analysis why you believe you are not required to do so.  Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: All material agreements have been filed as exhibits to the Registration Statement filed on Form S-1.

Very truly yours,

/s/ Fred Wagenhals
Fred Wagenhals